EXHIBIT 77D
                  POLICIES WITH RESPECT TO SECURITY INVESTMENTS



Effective March 16, 2001, the Board of Trustees of Forum Funds amended the investment policies of Daily Assets Treasury Obligations Fund to eliminate the requirement that the fund limit its investments to those legally permissible for Federally chartered credit unions.